August 21, 2007

VIA FACSIMILE AND EDGAR

The United States Securities
 and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Re:   Genworth Life and Annuity Insurance Company
      Post-Effective Amendment No. 1 to
       Registration Statement filed on Form N-4
      File Nos. 333-140575 and 811-21892

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Genworth Life and Annuity Insurance Company (the "Company"), respectfully requests acceleration of the effective date of the above-referenced Registration Statement to August 27, 2007, or the earliest date practicable thereafter, but no later than September 4, 2007.

We acknowledge that:

  . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  . the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Kotapish
The United States Securities
 and Exchange Commission

Page 2

The undersigned is a Vice President of the Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,

/s/ Matthew P. Sharpe
------------------------------------
Matthew P. Sharpe
Vice President
Genworth Life and Annuity Insurance Company

Cc:   Mr. Mark A. Cowan
      The United States Securities
       and Exchange Commission

August 21, 2007

VIA FACSIMILE AND EDGAR

The United States Securities
 and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Re:   Genworth Life and Annuity Insurance Company
      Post-Effective Amendment No. 1 to
       Registration Statement filed on Form N-4
      File Nos. 333-140575 and 811-21892

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Capital Brokerage Corporation, the principal underwriter of the Flexible Purchase Payment Variable Deferred Annuity Contracts to be issued by Genworth Life and Annuity Insurance Company, respectfully requests acceleration of the effective date of the above-referenced Registration Statement to August 27, 2007, or the earliest date practicable thereafter, but no later than September 4, 2007.

The undersigned is a Senior Vice President of Capital Brokerage Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,

/s/ Scott E. Wolfe
-----------------------------------
Scott E. Wolfe
Senior Vice President
Capital Brokerage Corporation

Cc:   Mr. Mark A. Cowan
      United States Securities
       and Exchange Commission